Jessica Mondillo

MS, CCC-SLP, TSSLD





WORK EXPERIENCE

EasySLP, Founder & CEO, Garden City, NY, 2021-Present

- Customized private label solution for speech-language pathology
- Collaborating with different technology teams for build out, launch, maintenance, and updates

- Recruiting licensed speech-language pathologists
- Therapist onboarding & relationship management
- Payment processing
- Business Development (nonprofits, pediatrician's offices, clinics, etc)
- Managing customer service & HR
- Product Owner (Management, Direction, Testing, etc.)
- Social Media management
- Conducting bi-weekly meetings of Advisory Board including meeting summary emails
- Attending and presenting at professional seminars/webinars
- Engaging with CMO regarding go-to-market strategy and product messaging

Private Practice- Self-employed Speech-Language Pathologist, Garden City, NY, 2019-2020

- Treated speech-language disorders for private clients
- Coached parents on speech-language strategies to use in home environments
- Created progress notes for parents
- Created therapy materials for targeted goals
- Engaged in telehealth service delivery model when necessary

Teacher of Speech Improvement, P811M The Mickey Mantle School, NY, NY, 2014-2017

- Provided speech and language services to children with disabilities grades Pre-K-8th
- Formulated annual goals for students based on RIOT (Review, Interview, Observance, Test)
- Completed triennial reports and evaluations, preschool progress notes, and turning 5 reports
- Modified mandates considering least restrictive environment for students
- Participated in annual and triennial review meetings with parents
- Evaluated and recommended students for communication devices through D75
- Created and utilized differentiated materials for students

- Conducted JAR (Joint Action Routine) therapy sessions in classroom setting
- Engaged in parent outreach through surveys, email, and phone
- Attended professional development workshops
- Completed daily treatment notes using SESIS

Speech Language Pathologist, TheraCare- Queens, NY, 2014

- Provided in home speech-language therapy services to the Early Intervention population
- Completed daily treatment notes
- Coached parents on speech-language strategies to utilize in home environments
- Administered speech-language evaluations
- Wrote progress notes and evaluation reports

EDUCATION

Adelphi University- Garden City, NY

MS, Communication Disorders, TSSLD

August 2012-May 2014

CUNY Queens College- Flushing, NY

January 2011-May 2012

SUNY Oneonta- Oneonta, NY

August 2007-August 2010

GRADUATE EXTERNSHIP EXPERIENCE

Public School 193 Alfred J. Kennedy- Whitestone, NY

Graduate Student Clinician for grades K-5

January 2014-May 2014

Lifeline Center for Child Development- Queens Village, NY

Graduate Student Clinician for children aged 3-5

September 2013-December 2013

Hy Weinberg Center at Adelphi University- Garden City, NY

Graduate Student Clinician for children aged 2, young adults, and adults

September 2012-May 2013